November 1, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Joe McCann Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Registration Statement on Form F-1 Filed October 26, 2022 File No. 333-265900

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 31, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265900) filed by the Company on October 26, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 6 to the F-1 (“Amendment No. 6”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Amendment No. 5 to Form F-1 filed on October 26, 2022

Condensed interim Statements of Changes in Shareholders' Equity, page F-29

1.	We note your response to our comment 1. In the Note 9(c) on page F-36, you indicated that you issued 39,747 units for proceeds of $953,925 with $190,785 allocated to warrants reserve. As previously requested, please tell us why the entire $953,925 is included in the share capital.

Response: In response to the Staff’s comment the Company has revised its disclosure on pages F-27 and F-29.

Exhibits

2.	We acknowledge your response to our prior comment number 1. Please confirm the other issuances in Item 7 appropriately reflect the stock split as previously requested.

Response: The Company hereby advises the Staff that all issuances in Item 7 appropriately reflect the stock split.

Please contact me at +972 (0) 3.636.6000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer